FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 20, 2015

ITEM 3.	NEWS RELEASE

A news release was disseminated on November 20, 2015 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its press release dated November 2, 2015 the Company has received the necessary consents and approvals and has closed and drawn down a US $40 million loan facility (coupon at 9.5% over US Libor) with a production payment (1.5% with a 1.0% buy back option) with its largest shareholder Liberty Metals and Mining Holdings, LLC, a subsidiary of Boston based Liberty Mutual Insurance (the “LMM Facility”). The Company has issued 3,485,839 common shares in connection with its draw down of the LMM Facility at a deemed price of CDN $0.3045 per share. See the Company’s November 2, 2015 press release for detailed terms.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) (Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its press release dated November 2, 2015 the Company has received the necessary consents and approvals and has closed and drawn down a US $40 million loan facility (coupon at 9.5% over US Libor) with a production payment (1.5% with a 1.0% buy back option) with its largest shareholder Liberty Metals and Mining Holdings, LLC, a subsidiary of Boston based Liberty Mutual Insurance (the “LMM Facility”). The Company has issued 3,485,839 common shares in connection with its draw down of the LMM Facility at a deemed price of CDN $0.3045 per share. See the Company’s November 2, 2015 press release for detailed terms.

The Company has also drawn down a US $40 million working capital facility (coupon at 8.5% over US LIBOR) from the Sprott Resource Lending Partnership (the “Sprott Facility” and together with the LMM Facility, the “Facilities”), originally executed in February, 2015. The Company has issued 3,485,839 common shares in connection with its draw down of the Sprott Facility at a deemed price of CDN $0.3045 per share.

Closing and draw down of the Facilities was completed simultaneously. All common shares issued under the Facilities are subject to a Canadian hold period of four months and one day.

The use of proceeds for the facilities will be the operation of the WBJV Project 1 platinum mine and for general working capital. The Company will now initiate hot commissioning and continue with underground development at the WBJV Project 1 platinum mine near Rustenburg, South Africa as planned and previously announced.

R. Michael Jones, CEO and Co-founder of Platinum Group Metals said “We are very pleased to complete this transaction with the clear support and vision of our major shareholders. We look forward to the ramp up of our first mine with an eye on continued solid demand for platinum and palladium and improved markets in the near and medium term.”

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum mine, to production. The WBJV Project 1 mine (Maseve in South Africa) has shallow Merensky reef accessed by declines making for a competitive mining profile.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining. JOGMEC, the Japanese State Company, is currently funding exploration drilling and pre-feasibility engineering work at Waterberg.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President & CEO

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the construction, development and ramp up of the Project 1 platinum mine, future activities at Waterberg and the funding of such activities, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties and the use of proceeds from the above financings. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; that the Company may be unsuccessful in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

November 23, 2015